EXHIBIT 4.1

DESCRIPTION OF SECURITIES

The following description of capital stock of CorVel Corporation (the “company,” “we,” “us” and “our”) summarizes certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. The description is intended as a summary, and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which have been filed as exhibits incorporated by reference to this Annual Report on Form 10-K.

Our certificate of incorporation authorizes us to issue 120,000,000 shares of Common Stock, par value $0.0001 per share, and 1,000,000 shares of Preferred Stock, par value $0.0001 per share, of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock. As of March 31, 2022, there were 17,569,087 shares of Common Stock issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by our Board of Directors in its discretion from funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the payment of any liquidation preferences on any preferred stock. Holders of Common Stock have no preemptive rights and have no conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. Our certificate of incorporation provides that Delaware is the sole and exclusive forum for certain legal actions and that the federal district courts of the United States of America are the sole and exclusive forum for any action arising under the Securities Act of 1933. These exclusive forum provisions may have the effect of limiting a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees, or agents and could increase the cost to bring claims, which may discourage such lawsuits against us and such persons.

Under our Restated Omnibus Incentive Plan (formerly the Restated 1988 Executive Stock Option Plan) (“the Plan”) as in effect at March 31, 2022, options exercisable for up to 20,615,000 shares of our Common Stock may be granted over the life of the Plan to key employees, non-employee directors, and consultants at exercise prices not less than the fair market value of the Common Stock on the date of grant. The exercise price is subject to proportional adjustment for stock splits and the like. Options granted under the Plan are non-statutory stock options and generally vest 25% one year from the date of grant, with the remaining 75% vesting ratably each month for the next 36 months. The options granted to employees and our Board of Directors expire at the end of five years and ten years from date of grant, respectively. As of March 31, 2022, there were 17,569,087 options outstanding.

On February 10, 2022, the Second Amended and Restated Preferred Shares Rights Agreement, dated as of November 17, 2008, by and between the Company and Computershare Trust Company, N.A., as amended (the “Shareholder Rights Plan”), and all preferred stock purchase rights distributed to holders of the Company’s common stock pursuant to the Shareholder Rights Plan, expired by their respective terms. Accordingly, the Shareholder Rights Plan is of no further force and effect.

Our Board of Directors is authorized by our certificate of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board of Directors presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Our certificate of incorporation and bylaws contain a number of provisions that could make an acquisition of us by means of a tender or exchange offer, a proxy contest or otherwise more difficult. Our certificate of incorporation provides that any amendment to our bylaws that would increase or reduce the authorized number of directors, or that would change the requirements for calling meetings of our Board of Directors, must be unanimously approved by our Board of Directors, and any amendment to our bylaws approved by stockholders must be approved by no less than the affirmative vote of 66 2/3% of our outstanding shares entitled to vote. Our certificate of incorporation also provides that our directors may only be removed by the affirmative vote of holders of at least a majority of the shares entitled to vote. Our bylaws provide that special meetings of stockholders may only be called by our Chairman of the Board, Chief Executive Officer, Secretary or a majority of our Board of Directors.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a stockholder acquiring more than 15% of the voting power of a corporation subject to the statute (referred to in this prospectus as an Interested Stockholder) but less than 85% of the voting power of such corporation may not engage in certain business combinations (as defined in Section 203 of the DGCL) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the business combination is approved by the corporation’s board of directors and authorized by a vote of at least 66 2⁄3% of the voting power of the corporation not owned by the Interested Stockholder.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.